Independent Bank Group, Inc.

1600 Redbud Boulevard, Suite 400

McKinney, TX 75069-3257

March 1, 2018

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Jessica Livingston

Re:	Independent Bank Group, Inc. Registration Statement on Form S-4
Request for Acceleration
File No. 333-222804

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Independent Bank Group, Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-4 (File No. 333-222804) (the “Registration Statement”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Washington, D.C. time, on Friday, March 2, 2018, or as soon as thereafter as is practicable.

Very truly yours, Independent Bank Group, Inc.

By:	/s/ David R. Brooks
David R. Brooks Chairman of the Board, Chief Executive Officer and President

cc:	Joseph A. Hoffman, Esq. (Katten Muchin Rosenman LLP)
Mark Haynie, Esq. (Independent Bank Group, Inc.)